Exhibit 21.1

LIST OF SUBSIDIARIES

OF

SEMGROUP ENERGY PARTNERS, L.P.

Name of Subsidiary	State of Organization
SemGroup Energy Partners Operating, L.L.C.	Delaware
SemGroup Energy Partners, L.L.C. (d/b/a SemGroup Energy Partners of Delaware, L.L.C. (in Oklahoma))	Delaware
SemPipe G.P., L.L.C.	Delaware
SemPipe, L.P.	Texas
SemMaterials Energy Partners, L.L.C.	Delaware